Exhibit 4.50

Execution Version
OCEAN RIG UDW INC.

Dr. Renato Cefai
Director of MARE SERVICES LIMITED
Sole Director of TMS OFFSHORE SERVICES LTD.
c/o CEFAI & ASSOCIATES
5/1 Merchants Street
 Valletta, Malta
22 September 2017
Dear Dr. Cefai,
Termination of Management Services Agreement dated 31 March 2016 (as amended pursuant to the Addendum No. 1 dated 16 January 2017) (the "Agreement") between Ocean Rig UDW Inc. ("Ocean Rig") and TMS Offshore Services Ltd. (the "Manager")
I am writing to confirm our mutual understanding and agreement to terminate the Agreement with immediate effect.
Effective as of the date hereof, all fees under the Agreement shall cease to accrue. Ocean Rig and the Manager shall work together over the next 90 days to calculate, settle and pay all fees, expenses and other amounts accrued and owed by each party to the other, as of and through the date hereof.
Each of Ocean Rig and the Manager acknowledge and agree that, notwithstanding the termination of the Agreement, the rights of the Manager and its officers, directors, former directors, employees, partners, members, agents, attorneys, financial advisors or other professionals, representatives and advisers, to be indemnified for, and held harmless against, all actions, proceedings, claims, demands or liabilities, whatsoever or howsoever arising, which may be brought against them, or incurred or suffered by them arising out of or in connection with, the performance of the Agreement, as well as all related costs, losses, damages and expenses, pursuant to Section 11.3 of the Management Services Agreement, to be entered into on or around the date of this letter dated as of the date hereof, among Ocean Rig, the Subsidiaries of Ocean Rig party thereto and the Manager, shall not be affected by this termination letter.
This letter and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales.

Please acknowledge your receipt of this letter, and agreement to the terms hereof, immediately upon receipt, by signing, dating and returning the enclosed copy.

Yours faithfully,

Director
Ocean Rig UDW Inc.

We hereby acknowledge receipt of, and agree to the terms of, this letter.

Dr. Renato Cefai
Director of MARE SERVICES LIMITED
Sole Director
TMS Offshore Services Ltd.